Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reaffirms 2010 Guidance and Continues Share Repurchase Plan

SHANGHAI, ATLANTA, August 19, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software solutions and services, announced today, based on preliminary financial estimates and projections, as well as the recent sales momentum the company has seen which include two recent seven figure sales deals, the company reaffirms its guidance provided on July 29, 2010. CDC Software expects 2010 Non-GAAP earnings per share(a) to be in a range of $1.02 to $1.08 per share, and 2010 Non-GAAP revenue(a) to be in the range of $215 million to $225 million.

These 2010 estimates are supported by the company’s total contracted backlog (TCB) of over $140 million. CDC Software believes that TCB provides improved visibility into revenue performance for future periods.

In addition, the company is providing an update on its share buyback program. Since September 2009, the company, management and certain affiliates of the company have purchased an aggregate total amount of approximately 788,018 shares at an average price of $9.34 per share. Of that total, the company has purchased 737,299 shares and management, including the CEO, has purchased 50,719 shares. The company and its CEO continue to repurchase its shares in the open market through a 10b5-1 trading plan.

“We believe the recent sell-off in CDC Software shares is unwarranted, and in fact, provides an opportunity for long-term investors, and that is why we are demonstrating our commitment through our repurchases,” said Peter Yip, CEO of CDC Software. “We see our third quarter progressing well, with our recent sales traction, and we are very pleased on our strong second half pipeline totaling more than $74 million. In addition, we expect to see an improvement in our operating cash flow in the second half of 2010 compared to the first half of 2010. With our solid financial foundation and our confidence in our long-term prospects and hybrid enterprise software strategy, we believe CDC Software represents a compelling investment opportunity.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

(a) Adjusted Financial Measures

This press release includes Non-GAAP earnings per share and Non-GAAP revenue, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Please see reconciliations of Non-GAAP Financial Measures to GAAP which are included in our earnings press release for the second quarter ended June 30, 2010.

Special Note Regarding CDC Software Financial Projections and Guidance

The financial estimates and guidance contained herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These estimates and guidance amounts do not apply to, and are not indicative of, the expected consolidated financial performance of CDC Corporation, or the expected financial performance of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial estimates and guidance set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our beliefs and expectations about revenue and earnings per share performance for 2010 and 2011, our beliefs regarding the utility of TCB in estimating revenue performance, our beliefs regarding recent market activity in our shares, our beliefs and expectations for operating cash flow performance and other metric for future periods, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy products and services that meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (k) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; and (n) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on June 2, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.